September 12, 2008

Mail Stop 4561

Mr. Kenneth L. Johnson
Treasurer
St. Joseph, Inc.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

       Re: St. Joseph, Inc.
              Form 10-KSB for the Year Ended December 31, 2007
              Form 10-QSB for the period Ended March 31, 2008
              File No. 0-49936

Dear Mr. Johnson:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Daniel L. Gordon
                             Branch Chief